December 19, 2019

Junze Zhang
Chief Executive Officer
Huahui Education Group Ltd
13th Floor, Building B1, Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen, Guangdong Province, China 518000

       Re: Huahui Education Group Ltd
           Registration Statement on Form F-1
           Filed November 26, 2019
           File No. 333-235275

Dear Mr. Zhang:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1 filed November 26, 2019

General

1. We note your disclosure on the prospectus cover page that "[t]here is no market for the
       Ordinary Shares and there can be no assurance that a market for the shares will develop;"
       however, you also disclose that the Selling Shareholders may sell their Ordinary Shares
       "at prevailing market prices." Because there is currently no market for your Ordinary
       Shares, please fix a price for this offering. Alternatively, tell us why you believe you are not required to do so.
 Junze Zhang
FirstName LastNameJunze Zhang
Huahui Education Group Ltd
Comapany19, 2019
December NameHuahui Education Group Ltd
December 19, 2019 Page 2
Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at
(202) 551-3222
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Henry Schlueter